SuperCom Ltd.
(the "Company")

Notice of an Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders will be held at the Company's offices at 1 HaMa’alit St., Ha’sharon Industrial Park, Qadima, Israel, on April 29, 2007, at 10:00 a.m. (Israel time) (the “Meeting”). If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned and shall take place twenty-one (21) days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or at any other time or place as designated in such notice.

The following matters are on the agenda of the Meeting:

(1)	Changing SuperCom's name;

(2)	Grant of options to purchase Ordinary Shares of SuperCom to our “external” directors;

(3)	Grant of options to purchase Ordinary Shares of SuperCom to Mr. Eli Rozen; and

(4)	Consolidation of the Company's Ordinary Shares.

How You Can Vote

Shareholders of record at the closing of business on March 29, 2007, are entitled to notice of and vote at the Meeting.

According to the Articles of Association of the Company, voting at the Meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy must be delivered to the Company not less than seventy-two (72) hours before the time scheduled for such Meeting, namely, not later than 10:00 a.m. (Israel time), on April 26, 2007.

Shareholders holding shares traded on the Euronext Brussels Stock Market in Belgium, are required to inform Mr. Patrick Van Landuyt of Weghsteen & Driege NV (fax: 0032-(0)50-34.11.04, phone: 0032-(0)50-47.10.83) in writing, with a copy to the Company, not later than seven (7) days prior to the meeting (April 22, 2007), if they wish to exercise their voting right in person or by proxy.

Please refer to the Proxy Statement attached hereto to review the suggested form of the said resolutions, as well as explanations concerning the majorities required for the approval of each resolution.

SuperCom Ltd. (“SuperCom”)
1 Ha’Ma’alit St., Ha’Sharon Industrial Park, Qadima, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 4, 2007

        We invite you to attend SuperCom’s Extraordinary General Meeting of Shareholders (the “Meeting”). The Meeting will be held on April 29, 2007, at 10:00 a.m. (Israel time), at SuperCom’s principal executive offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel.

        We are sending you this Proxy Statement because you hold SuperCom Ordinary Shares. Our Board of Directors (the “Board”) is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

Agenda Items

        The following matters are on the agenda of the Meeting:

(1)	Changing SuperCom’s name;

(2)	Grant of options to purchase Ordinary Shares of SuperCom to our “external” directors;

(3)	Grant of options to purchase Ordinary Shares of SuperCom to Mr. Eli Rozen, Chairman of the Board; and

(4)	Consolidation of the Company’s Ordinary Shares.

How You Can Vote

        You can vote your shares by attending the Meeting or by completing, signing and returning a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than seventy-two (72) hours prior to the time set for the Meeting. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote against a specific resolution.

Who Can Vote

        You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on March 29, 2007. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on March 29, 2007, or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about March 4, 2007, and we will solicit proxies primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On February 26, 2007, we had 23,535,994 outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting shall be adjourned and shall take place 21 days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or at any other time or place as designated in such notice.

Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our Board unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

ITEM 1 - CHANGE OF NAME

We have sold recently our e-ID Division to On Track Innovations Ltd. The sale will allow SuperCom’s management to focus primarily on the substantial market opportunities we have identified for our Incident Response Management Systems and Active RF Solutions businesses. The Board believes that in light of the sale of the e-ID Division and the greater focus on Incident Response Management Systems and Active RF Solutions businesses, a change of the Company’s name is warranted and may prove beneficial.

We are proposing to adopt the following resolution:

“RESOLVED, to change the Company’s name from Supercom Ltd. to such other name as the Board of Directors shall determine by no later than May 29, 2007.”

The affirmative vote of seventy five percent (75%) of the Ordinary Shares voting on this proposal in person or by proxy is required in order to adopt the above resolution.

ITEM 2 - GRANT OF OPTIONS TO OUR EXTERNAL DIRECTORS

We are proposing to adopt the following resolution regarding the grant of options to the “external directors” of SuperCom as part of their remuneration:

”RESOLVED, to ratify and approve the grant to each of the “external directors” 120,000 options to purchase Ordinary Shares of SuperCom, of NIS 0.01 nominal value each, at a price of $0.85 per Ordinary Share, under the terms of SuperCom’s 2003 Israeli Share Option Plan, which options shall vest in three consecutive, equal yearly installments.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to adopt the above resolution.

 ITEM 3 - GRANT OF OPTIONS TO MR. ELI ROZEN,
CHAIRMAN OF THE BOARD

In connection with the successful completion of the sale of the e-ID Division to On Track Innovations Ltd., the Audit Committee and the Board have approved the grant to Mr. Eli Rozen, our Chairman of the Board, of 500,000 fully vested options to purchase Ordinary Shares of SuperCom, of NIS 0.01 nominal value each, at an exercise price of $0.70 (the closing bid price on January 30, 2007) per share, exercisable during a period of 5 years from the date of the approval of such grant by the Meeting.

We are proposing to adopt the following resolution:

”RESOLVED, to approve the grant to Mr. Eli Rozen, on the Effective Date, (as defined herein below) of 500,000 fully vested options to purchase Ordinary Shares of SuperCom, of NIS 0.01 nominal value each, at an exercise price of $0.70 (the closing bid price on January 30, 2007) per share, which options shall be exercisable during a period of 5 years from the date hereof.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to adopt the above resolution.

ITEM 4 - CONSOLIDATION OF ORDINARY SHARES

SuperCom’s authorized share capital, as at February 26, 2007, is NIS 400,000, divided into 40,000,000 Ordinary Shares of NIS 0.01 nominal value each, of which 23,535,994 Ordinary Shares are issued and outstanding.

The Board believes that the high number of Ordinary Shares of SuperCom and their low nominal value has had a negative impact on their market price. SuperCom is considering, and may pursue, the listing of its Ordinary Shares for trading on the Nasdaq Capital Market. One of listing requirements of the Nasdaq Capital Market is that SuperCom’s Ordinary Shares have and maintain a minimum bid price of U.S. $4.00. The Board believes that the proposed share consolidation would increase the bid price to at least U.S. $6.00 on the date of the Meeting, based on SuperCom’s number of authorized Ordinary Shares and the number of Ordinary Shares expected to be issued and outstanding on the trading day next preceding the date of Meeting.

We are proposing to adopt the following resolution:

”RESOLVED, effective at 11:59 p.m. Eastern Standard Time on the date of the Meeting (the “Effective Date”), to consolidate the Ordinary Shares of SuperCom in accordance with the following provisions:

(A) the number of authorized Ordinary Shares (issued and unissued) following the consolidation will be equal to: [the ratio between the closing bid price of an Ordinary Share on the OTC Bulletin Board on the trading day next preceding the Effective Date (the “Determining Date”) and 6], multiplied by [the number of authorized Ordinary Shares on the Determining Date], in accordance with the formula below:

Post-consolidation no. of authorized Ordinary Shares	=	Closing bid price on the Determining Date
No. of authorized Ordinary Shares on the Determining Date		$ 6

; AND

(B) the number of issued Ordinary Shares following the consolidation will be equal to: [the ratio between the closing bid price of an Ordinary Share on the OTC Bulletin Board on the Determining Date and 6], multiplied by [the number of issued Ordinary Shares on the Determining Date], in accordance with the formula below:

Post-consolidation no. of issued Ordinary Shares	=	Closing bid price on the Determining Date
No. of issued Ordinary Shares on the Determining Date		$ 6

No fractional shares shall be authorized, and no fractional shares shall be issued to any holder of SuperCom’s Ordinary Shares, upon such consolidation (pursuant to sections (A) or (B) above), and in the case that such consolidation results in a fractional share, it shall be rounded up to the nearest whole share and the amounts determined in accordance with the formulas set forth in sections (A) or (B) shall reflect the rounding up of such fractional shares;

AND

(C) SuperCom’s Articles of Association shall be amended so that section 4 (a) shall be deleted in its entirety and replaced with the following section 4(a):
“The authorized share capital of the Company is NIS 400,000 (four hundred thousand) divided into X issued Ordinary Shares, each with a nominal value of Y.”

The number of authorized Ordinary Shares [“X”] shall be determined pursuant to clause (A) of this resolution, and the nominal value of each Ordinary Share [“Y”] shall be determined by dividing SuperCom’s existing authorized share capital (NIS 400,000) by the post-consolidation number of issued Ordinary Shares, in accordance with the formula below:

The New Nominal Value	=	NIS 400,000
(Y)		The post-consolidation no. of authorized Ordinary Shares

SuperCom’s Chief Financial Officer is hereby authorized to make the necessary calculations of the post-consolidation number of authorized Ordinary Shares and the post-consolidation nominal value of each such share, in accordance with the above formulas, and to insert the calculated “X” and “Y” values into section 4(a) above; AND

(D) Each share certificate that, immediately prior to the Effective Date, represented issued Ordinary Shares prior to the Effective Date shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of post-consolidation issued Ordinary Shares into which the shares prior to such consolidation represented by such certificate shall have been reclassified (including any Ordinary Share arising from the rounding up of a fractional share); provided, however, that each holder of record of a certificate that represented Ordinary Shares prior to consolidation shall receive upon surrender of such certificate, a new certificate representing the number of whole shares (including any Ordinary Share arising from the rounding up of a fractional share) of post consolidation Ordinary Shares into which the Ordinary Shares prior to consolidation represented by such certificate shall have been reclassified; AND

(E) Section 4 of SuperCom’s Memorandum of Association shall be amended to reflect such consolidation.

The affirmative vote of seventy five percent (75%) of the Ordinary Shares voting on this proposal in person or by proxy is required in order to adopt the above resolution.

By Order of the Board of Directors. ELI ROZEN Chairman of the Board of Directors

Dated: March 4, 2007